Exhibit (a)(3)

October 28, 2008

Dear Epicor Employee:

As you know, one of our stockholders, Elliott Associates, recently publicly announced that it had commenced an unsolicited tender offer to acquire our Company.

Earlier today Epicor issued a press release announcing that our Board, after thorough review with its outside financial and legal advisors, unanimously determined that Elliott Associates’ unsolicited conditional tender offer is not in the best interests of Epicor and its stockholders. We believe the successful execution of our business plan, including the continued delivery of our product strategy, would provide greater value to stockholders than that provided by the offer. Accordingly, our Board has recommended that stockholders reject the offer and not tender any of their shares. A copy of our press release is attached for your reference.

Our Board believes the offer made by Elliott Associates is highly conditional, opportunistic and would deprive stockholders from benefiting from the value associated with Epicor’s current and planned ERP and retail business software solutions, including Epicor 9. We expect Epicor 9 to provide excellent near and long-term opportunities for license growth acceleration into current and new markets we plan to address as well as generating migration and upgrade license sale opportunities into our installed base of more than 20,000 customers worldwide.

Employees are key stakeholders in Epicor. We have all worked very hard and have made a significant investment into what we believe are the leading business software solutions in the industries and vertical markets we serve and our mission is to continue achieve excellent customer satisfaction and some of the highest retention rates in the industry by providing business software solutions that deliver rapid return on investment and low total cost of ownership. To accomplish all of this, all of us must remain dedicated to developing, enhancing and supporting our products so that every customer can be confident that an investment in Epicor ERP or retail business software is an investment for the future.

On behalf of the Board and management team, I want to thank you for your continued hard work, commitment and focus. Please remember, it is especially important that the Company speak with one voice. As always, please be mindful of Company policy and forward all calls to our Sr. Director of Investor Relations, Damon Wright, at 949-585-4509.

Thank you once again for your dedication to Epicor.

Sincerely,

Thomas F. Kelly
President and CEO

Important Legal Information

In connection with the tender offer commenced by Elliott ERP LLC, a subsidiary of Elliott Associates, L.P., the Company has filed with the Securities Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. The Company’s stockholders should read carefully the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) prior to making any decisions with respect to Elliott’s tender offer because it contains important information. Free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto that the Company has filed with the SEC are available at the SEC’s website at www.sec.gov.